Oakland Chapter, LLC.
(the “Company”)
a California Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Oakland Chapter, LLC Management

We have reviewed the accompanying financial statements of Oakland Chapter, LLC (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
August 19, 2025

OAKLAND CHAPTER, LLC
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	25,351	22,064
Accounts Receivable		-	-
Inventory		37,470	48,668
Other Current Assets		37,304	37,191
Total Current Assets		100,126	107,922
Non-Current Assets:			
Fixed Assets - net	$	42,252	59,121
Intangible Assets - net		27,996	29,718
ROU Asset		496,364	652,742
Total Non-Current Assets		566,612	741,581
TOTAL ASSETS	$	666,738	849,504
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	95,082	156,345
Credit Cards Payable		7,175	3,760
Sales Tax Payable		44,575	45,881
Short Term Lease Liability		143,352	128,717
Other Current Liabilities		2,699	310
Total Current Liabilities	$	292,882	335,013
Non-Current Liabilities:			
Convertible Notes	$	150,000	150,000
Notes Payable - Related Party		153,289	158,496
Long Term Lease Liability		342,529	485,880
Total Non-Current Liabilities	$	645,818	794,376
TOTAL LIABILITIES		938,700	1,129,389
EQUITY			
Members' Capital	$	103,101	103,101
Accumulated Deficit		(375,063)	(382,986)
TOTAL EQUITY	$	(271,962)	(279,885)
TOTAL LIABILITIES AND EQUITY	$	666,738	849,504

See Accompanying Notes to these Unaudited Financial Statements

OAKLAND CHAPTER, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Bar Sales	$	1,129,882	1,067,898
Toast Sales		636,848	560,897
Other Sales		805,647	77,325
Discounts & Refunds		(39,985)	(60,035)
Cost of Goods Sold		(1,120,644)	(452,834)
Gross Profit	$	1,411,747	1,193,252
Operating Expenses			
Payroll	$	799,372	786,378
Legal & Professional		92,765	87,537
General & Administrative		465,578	434,676
Operating Lease Expense		165,259	165,259
Amortization Expense		1,722	1,722
Depreciation Expense		16,869	82,925
Total Operating Expenses		**1,541,565**	**1,558,497**
Total Loss from Operations	$	**(129,818)**	**(365,245)**
Other Income (Expense)			
Other Income	$	-	-
Government Grant Income		119,449	-
Interest Income		16,591	1,681
Fines & Penalties		(18,058)	(34,786)
Charitable Donations		(428)	(399)
Other Miscellaneous Expense		-	-
Total Other Income (Expense)		**117,554**	**(33,503)**
Net Income (Loss)	**$**	**(12,264)**	**(398,749)**

See Accompanying Notes to these Unaudited Financial Statements

OAKLAND CHAPTER, LLC
STATEMENT OF MEMBER EQUITY

	Members' Capital		Retained Earnings	
	Units	**$ Amount**	**(Deficit)**	**Total Members' Equity**
Beginning balance at 1/1/23	100	103,101	78,282	181,383
Contribution	-	-	-	-
Distribution	-	-	-	-
Prior Period Adjustment	-	-	(62,520)	(62,520)
Net income (loss)	-	-	(398,749)	(398,749)
Ending balance at 12/31/23	100	103,101	(382,986)	(279,885)
Contribution	-	-	-	-
Distribution	-	-	-	
Prior Period Adjustment	-	-	20,187	20,187
Net income (loss)	-	-	(12,264)	(12,264)
Ending balance at 12/31/24	100	103,101	(375,063)	(271,962)

See Accompanying Notes to these Unaudited Financial Statements

OAKLAND CHAPTER, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(12,264)	(398,749)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization Expense		1,722	1,722
Depreciation Expense		16,869	82,925
Inventory		11,197	415
Other Current Assets		(113)	336
ROU Asset		156,379	154,042
Accounts Payable		(61,263)	96,977
Credit Cards Payable		3,415	3,760
Sales Tax Payable		(1,306)	(15,969)
Short Term Lease Liability		14,635	(43,163)
Long Term Lease Liability		(143,352)	(128,717)
Other Current Liabilities		2,389	(1,268)
Prior Period Adjustment		20,188	(62,520)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		20,759	88,540
Net Cash provided by (used in) Operating Activities	$	8,495	(310,209)
INVESTING ACTIVITIES			
Fixed Assets - net	$	-	(23,885)
Intangible Assets - net		-	-
Net Cash provided by (used in) Investing Activities	$	-	(23,885)
FINANCING ACTIVITIES			
Convertible Notes	$	-	150,000
Notes Payable - Related Party		(5,207)	158,496
Net Cash provided by (used in) Financing Activities	$	(5,207)	308,496
Cash at the beginning of period		22,064	47,662
Net Cash increase (decrease) for period	$	3,288	(25,598)
Cash at end of period	$	25,352	22,064

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	6,847	-

See Accompanying Notes to these Unaudited Financial Statement

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Oakland Chapter, LLC ("the Company") was formed in California on October 23RD, 2017. The Company plans to earn revenue by offering food and beverages to customers while offering sports entertainment. The Company's headquarters is in Oakland, California. The Company's customers will be located in the United States. The company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized significant losses during 2023 and 2024 and may generate losses in the future. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial

statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $25,351 and $22,064 in cash as of December 31, 2024 and December 31, 2023, respectively.

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Inventory

Inventory consisted primarily of food and beverages. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 consisted of the following: food: $14,851, $17,772.88 and beverages $22,619, $30,895, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated

depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2024**	**2023**
Furniture & Equipment	5	512,509	512,509
Leasehold Improvements	39	509,411	509,411
Less Accumulated Depreciation		(979,668)	(962,799)
Totals		**42,252**	**59,121**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing food and beverages to customers at point of sale within the bar. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to provide high quality meals and beverages to clients, maintaining a high reputation.

The Company also generates revenues by hosting private events within the bar. The Company generally requires a 50% deposit, which becomes non-refundable 24 hours before the event is to take place. The final payment is then collected after the event. The Company's primary performance obligation is to provide an excellent space for clients to be able to set up their events as needed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of finance expenses, general insurance, facility, business development, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The company has entered into several loans agreements with managing members as well as other stakeholders. The details of these loans are listed under Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On January 26, 2018, the Company entered into a lease agreement with HPN 55 Grand, LLC for a 4,549-square-foot property located in Oakland, CA. The lease originally had a term of 7 years, commencing on January 26, 2018. This lease agreement was renewed for an additional 35 months on December 1, 2024. This lease is guaranteed by assets owned by the company.

	2024	2023
Lease expense		
Finance lease expense	-	-
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	165,259	165,259
Variable lease expense	-	-
Total	165,259	165,259
Other Information		
Operating cash flows from operating leases	137,598	183,097
ROU assets obtained in exchange for new operating lease liabilities	-	83,505
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	3	4
Weighted-average discount rate for finance leases	-	-
Weighted-average discount rate for operating leases	1.63%	1.63%

Maturity Analysis		Operating	Operating
	2024-12		137,598
	2025-12	150,000	150,000
	2026-12	168,000	168,000
	2027-12	180,000	180,000
	2028-12	-	-
	2029-12	-	-
Thereafter		-	-
Total undiscounted cash flows		498,000	635,598
Less: present value discount		(12,120)	(21,000)
Total lease liabilities		485,880	614,597

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into a single convertible note agreement for the purpose of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with a maturity date of August 8, 2025. The notes are convertible into membership units.

Berman Loan - In June 2023, the Company entered into a loan agreement with Ezra Berman for $20,000 with an interest rate of 1%. Since the date of the loan agreement, there have been several additions to the principal amount of this loan. There have been no payments thus far and the loan does not currently have an outlined maturity date. The balance of this loan was $58,387 and $20,313 as of December 31, 2024 and 2023, respectively.

Chagarlamudi Loan - In June 2023, the Company entered into a loan agreement with Arjun Chagarlamudi for $10,000 with an interest rate of 10%. There have been no payments thus far and the loan does not currently have an outlined maturity date. The balance of this loan was $11,523 and $10,473 as of December 31, 2024 and 2023, respectively.

Contreras Loan - In July 2023, the Company entered into a loan agreement with Paul Contreras for $20,000 with an interest rate of 10%. There have been no payments thus far and the loan does not currently have an outlined maturity date. The balance of this loan was $23,149 and $21,039 as of December 31, 2024 and 2023, respectively.

Freeman Loan - In January 2023, the Company entered into a loan agreement with Paul Freedman for $65,000 with an interest rate of 10%. Since the date of the loan agreement, there have been several additions to the principal amount of this loan. The loan does not currently have an outlined maturity date. The balance of this loan was $42,944 and $70,105 as of December 31, 2024 and 2023, respectively.

Gambino Loan - In July 2023, the Company entered into a loan agreement with Nicole Gambino for $10,000 with an interest rate of 10%. There have been no payments thus far and the loan does not currently have an outlined maturity date. The balance of this loan was $11,523 and $10,473 as of December 31, 2024 and 2023, respectively.

Odujinrin Loan - In July 2023, the Company entered into a loan agreement with Ayodeji Odujinrin for $5,000 with an interest rate of 10%. There have been no payments thus far and the loan does not currently have an outlined maturity date. The balance of this loan was $5,762 and $5,237 as of December 31, 2024 and 2023, respectively.

NOTE 6 – EQUITY

As of December 31, 2023 and 2024, the members held 100 units, with a total value of $103,101. No additional capital contributions or distributions were made during either of the reporting periods. The membership interest within this company is as follows:

Member Name	**Percentage Interest**
Ezra B	25.17%
Miles Pa	25.17%
Dan H	1.50%
Gary L	0.50%
Leon P	2%
Aditya NG	0.50%
Par 5 Investments, LLC	4%
Tolao S	1.50%
Nicole G	1%
Rajeeva R	1%
Abraham F	0.50%
David S	1.50%
Mitch G	0.33%
HP Investors North, LLC	2%
James B	0.50%
Richard L. S	0.33%

Brian K	0.33%
David R	0.50%
Kyle B	1%
Jason B	1%
Michael E	1%
John H	1%
Kevin H	0.50%
Helen L & Oren B	0.50%
Alexander B	0.50%
Christopher M	0.50%
Garland L	1.50%
Ayodeji O	1.50%
Gregory P	2%
Rohan S	1%
Arjun K	1%
Shaina Z	0.50%
Peter P	4%
Rodger A	1.17%
Paul F	1%
Breeze L	2%
Andrew K	1%
Roberto C	3%
Aaron D	6%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 19, 2025, the date these financial statements were available to be issued.

The company entered into a loan agreement with Toast Capital on April 1, 2025 of $137,300. This loan will be paid monthly with an amount of $17,314 at an interest rate of 2.72% monthly over an estimated term of 270 days.